UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

333-160515-03

(Commission File Number)

Volkswagen Auto Lease Trust 2010-A

(Exact name of Issuing Entity as specified in its charter)

Volkswagen Auto Lease/ Loan Underwritten Funding, LLC

(Depositor and Transferor of Transaction SUBI Certificate to the Issuing Entity)

(Exact name of Depositor/Registrant as specified in its charter)

VW Credit Leasing, Ltd.

(Issuer with respect to the Transaction SUBI Certificate)

State of Delaware	11-365048-3 27-6863323
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification Nos.)

2200 Ferdinand Porsche Drive Herndon, Virginia	20171
(Address of principal executive offices of registrant)	(Zip Code)

(703) 364-7000

(Registrant’s telephone number, including area code)

Volkswagen Auto Lease Trust 2010-A

0.29907% Auto Lease Asset Backed Notes, Class A-1

0.77% Auto Lease Asset Backed Notes, Class A-2

0.99% Auto Lease Asset Backed Notes Class A-3

1.18% Auto Lease Asset Backed Notes, Class A-4

(Title of each class of securities covered by this Form)

N/A

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☐
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☒

Approximate number of holders of record as of the certification or notice date:  0

Pursuant to the requirements of the Securities Exchange Act of 1934, each Co-Registrant has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: April 15, 2013	Volkswagen Auto Lease/Loan Underwritten Funding, LLC

	By:	/s/ Martin Luedtke

Name: Martin Luedtke
Title: Treasurer

	By:	/s/ Lawrence S. Tolep

Name: Lawrence S. Tolep
Title: Assistant Treasurer

VW Credit Leasing, Ltd. By: VW Credit, Inc., as Servicer

	By:	/s/ Martin Luedtke

Name: Martin Luedtke
Title: Treasurer

	By:	/s/ Lawrence S. Tolep

Name: Lawrence S. Tolep
Title: Assistant Treasurer

Volkswagen Auto Lease Trust 2010-A By: VW Credit, Inc., as Administrator

	By:	/s/ Martin Luedtke

Name: Martin Luedtke
Title: Treasurer

	By:	/s/ Lawrence S. Tolep

Name: Lawrence S. Tolep
Title: Assistant Treasurer